For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Mr. Crocker Coulson, President

Phone: +86-510-8536-0401

Phone: +1-646-213-1915 (New York)

E-mail: info@wsphl.com

E-mail: crocker.coulson@ccgir.com

http://www.wsphl.com

               http://www.ccgirasia.com

WSP Holdings Announces Third Quarter 2009 Results

Wuxi, China, November 24, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights

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Net revenues were $90.2 million, down 68.0% from $282.4 million in the third quarter of 2008 and down 36.3% from $141.6 million in the second quarter of 2009

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Gross profit was $4.5 million, down 93.1% from $65.8 million in the third quarter of 2008 and down 78.5% from $21.1 million in the second quarter of 2009

•

Gross margin was 5.0%, compared to 23.3% in the third quarter of 2008 and 14.9% in the second quarter of 2009

•

Loss from operations was $8.0 million, compared to income from operations of $48.2 million in the third quarter of 2008 and income from operations of $14.0 million in the second quarter of 2009

•

Net loss was $11.7 million, compared to net income of $29.8 million in the third quarter of 2008 and net income of $10.0 million in the second quarter of 2009

•

Basic and diluted loss per American Depository Share (“ADS,” each ADS representing two ordinary shares) were both $0.11 for the third quarter of 2009, compared to earnings per basic and diluted ADS of $0.29 in the third quarter of 2008 and earnings per basic and diluted ADS of $0.10 in the second quarter of 2009

•

In the third quarter of 2009, Mengfeng Special Steel Company Limited began commercial production of steel billets and Chaoyang Seamless Oil Steel Casting Pipes

Company Limited began trial production, which will allow WSP Holdings to source 70% to 80% of steel billet requirements internally once these facilities reach target utilization levels

The Company’s results in the third quarter reflect significantly lower demand and lower prices for its products in light of the challenging environment in international and domestic markets. While there was a small uptick in sales to the US market following the opening of its new Houston inspection line in September, sales to other international markets declined during the quarter on a year-over-year basis. In response to recent trade disputes, many Chinese OCTG manufacturers sharply reduced shipments to the United States and increased sales efforts in the domestic market resulting in excess supply. Due to lower drilling activities all over the world, the Company’s sales volume declined 50.6% over the same period, resulting in the first quarterly loss in WSP Holdings’ operating history.

Financial Results

Third Quarter 2009 Financial Results

WSP Holdings’ net revenues were $90.2 million, down 68.0% from $282.4 million in the third quarter of 2008 and down 36.3% from $141.6 million in the second quarter of 2009. Sales volume was 88,497 tonnes in the third quarter of 2009, down 50.6% from 179,175 tonnes in the third quarter of 2008 and down 35.6% from the second quarter of 2009.

During the third quarter of 2009, domestic sales were $65.8 million, accounting for 72.9% of total net revenues and up 15.7% year-over-year.  Compared to the second quarter of 2009, domestic sales declined 46.4%.  International sales were $24.5 million, accounting for 27.1% of total net revenues and down 89.1% year-over-year.   The year-over-year decline of international sales was attributable to a significant decrease in demand for OCTG from international markets, especially in North America. Compared to the second quarter of 2009, international sales rose 29.7% due to the opening of the Company’s inspection line in Houston, Texas and new customer wins in markets in Nigeria and Algeria.

Sales volume for API products was 67,421 tonnes in the third quarter of 2009, a 29.0% decrease from 94,935 tonnes in the third quarter of 2008.  API product sales were $63.6 million, a decrease of 54.9% from $140.9 million a year ago, reflecting a 36.4% year-over-year decrease in average selling prices. API products accounted for 70.5% of the Company’s net revenues in the third quarter of 2009, compared to 49.9% in the third quarter of 2008.  Compared to the second quarter of 2009, sales volume of API products fell 36.8% and average selling prices declined 7.8%, resulting in a 41.8% decline in product sales quarter over quarter.

Sales volume for non-API products was 11,894 tonnes in the third quarter of 2009, a decrease of 76.1% from 49,822 tonnes in the third quarter of 2008. Non-API product sales were $20.7 million in the third quarter of 2009, a decrease of 79.0% from $98.7 million in the third quarter of 2008. Non-API products accounted for 23.0% of the Company’s net revenues in the third quarter of 2009, compared to 34.9% in the third quarter of 2008. Lower year-over-year sales revenues from non-API sales were primarily due to weak demand for non-API products in the Company’s main international market, the United States, and an 11.9% year-over-year decline in average selling prices.  Compared to the second quarter of 2009, sales volume for non-API products declined 1.6% and average selling prices rose 8.2%, resulting in a 6.5% increase in non-API product sales quarter over quarter.

Gross profit in the third quarter of 2009 was $4.5 million, down 93.1% from $65.8 million in the third quarter of 2008 and down 78.5% from $21.1 million in the second quarter of 2009. Gross margin in the third quarter of 2009 was 5.0%, compared to 23.3% in the third quarter of 2008 and 14.9% in the second quarter of 2009. The year-over-year decline in gross margin was the result of lower average selling prices for OCTG products and a larger proportion of lower-margin API products in the sales mix.

Operating expenses in the third quarter of 2009 were $12.5 million, down 28.6% from $17.6 million in the third quarter of 2008. Selling and marketing expenses were $2.2 million, down 69.5% from $7.4 million in the third quarter of 2008.  The decrease was in line with the decreased sales revenues. General and administrative expenses were $11.1 million, up 1.0% from $10.9 million in the third quarter of 2008.  Compared with the second quarter of 2009, operating expenses increased 77.2%, primarily because of reversal of a sales commission accrual of $2.2 million in the second quarter of 2009.

Loss from operations was $8.0 million, compared to income from operations of $48.2 million in the third quarter of 2008 and income from operations of $14.0 million in the second quarter of 2009.

Net interest expense was $4.4 million in the third quarter of 2009, compared to $4.3 million in the third quarter of 2008 and $4.1 million in the second quarter of 2009.

The Company recorded an income tax benefit of $0.04 million in the third quarter of 2009 due to the deferred tax assets recognized for the operating losses suffered by subsidiaries in China which was offset by a valuation allowance for the deferred tax assets of the Company’s wholly-owned subsidiary, Houston OCTG Group, Inc.

Net loss was $11.7 million in the third quarter of 2009, compared to $29.8 million of net income in the third quarter of 2008 and net income of $10.0 million in the second quarter of 2009.

Basic and diluted loss per ADS were both $0.11 for the third quarter of 2009, compared to earnings per basic and diluted ADS of $0.29 in the third quarter of 2008 and earnings per basic and diluted ADS of $0.10 in the second quarter of 2009.

Nine-Month Results

Revenues for the first nine months of 2009 were $427.3 million, down 30.3% from revenues of $612.8 million in the first nine months of 2008. Gross profit was $78.1 million, down 48.8% from gross profit of $152.5 million for the first nine months of 2008. Gross margin was 18.3%, compared to 24.9% for the first nine months of 2008. Operating income was $36.1 million, down 68.8% from $115.7 million for the first nine months of 2008. Net income was $19.7 million compared to $71.6 million for the first nine months of 2008. Basic and diluted earnings per ADS were both $0.19 for the first nine months of 2009, compared to $0.70 for both in the first nine months of 2008.

Financial Condition

As of September 30, 2009, the Company had cash and cash equivalents of $83.9 million, compared to $89.1 million as of December 31, 2008. Restricted cash totaled $253.5 million as of September 30, 2009, compared to $232.0 million as of December 31, 2008. Accounts receivable totaled $227.2 million at September 30, 2009, compared to $246.5 million at December 31, 2008.  The Company has tightened its credit policy and intends to intensify collections activities in the fourth quarter of 2009.  As of September 30, 2009, total assets were $1,402.8 million, total liabilities stood at $951.8 million and total shareholders’ equity was $426.1 million.

Capital expenditures for the first nine months of 2009 were $111.2 million. The capital expenditures for the next 12 months will be funded mainly through internally generated funds and medium- and long-term bank loans.

As of September 30, 2009, the Company had available bank facilities of $224.6 million, of which $75.0 million was granted specifically for Bazhou Seamless in Xinjiang Autonomous Region and will be secured by the future investment of the project. The terms of project financing for Bazhou Seamless range from four to eight years.

Recent Business Developments

Houston OCTG Group, Inc. (“Houston Group”)

WSP Holdings finished the construction of the inspection line at Houston Group in August and started operations in September 2009. The new inspection line, which is being co-managed by a third party inspection service company, eliminates the high cost of third-party inspection fees, improves WSP Holdings’ pre-sales services, and provides the opportunity to generate additional income through outsourced inspection services. In September 2009, the Company invited existing and potential customers to an onsite event celebrating the opening of the new line and reinforcing WSP Holdings’ commitment to the US market.   The Company is also in the process of adding a threading line with designed annual capacity of 120,000 tonnes.  The line is expected to be completed in the first quarter of 2010. A heat treatment line with 100,000 tonnes of annual capacity is expected to start production in the first half of 2010.

Houston Group is located near major oilfields and is expected to facilitate the Company’s efforts to expand its market share in North America, to improve after-sales service and to monitor local OCTG markets.

 Liaoyang Seamless Oil Pipes Company Limited (“Liaoyang Seamless”)

In July 2009, the Company commenced production at a new pipe threading line in Liaoyang with 60,000 tonnes of annual pipe finishing capacity. Currently, Liaoyang Seamless has two threading lines with a total annual pipe finishing capacity of 120,000 tonnes. The Company recently completed construction of a hot-rolling line with an annual production capacity of 300,000 and is preparing for trial production.  Commercial production is expected to start in December 2009. Liaoyang Seamless targets north and northeast China and overseas markets. Liaoyang Seamless is located near major oilfields in northeast China and has ready access to major raw materials such as iron ore.

Operational Environment and Business Outlook

Following their significant decline in the second half of 2008 to a low of around $30 per barrel at the end of 2008, global oil prices have been increasing and reached the level of $70-80 per barrel. Rig counts in North America have been increasing over the last few months and US rig counts rose 3.3% in November 2009 to 1,078 from 1,044 in October 2009. However, the Company does not expect a significant improvement in sales to North America in the near term due to countervailing duties on seamless pipes made in China and relatively high levels of OCTG inventory in North America.

In order to offset the significant decline in business from North America, WSP Holdings will continue to increase sales and marketing efforts in other international markets.  The Company’s Houston Group subsidiary is actively pursuing customers in Central and South America.  The Company is qualified to sell products to major oil companies in the Middle East and has begun providing casing and drill pipe to Saudi Aramco and Kuwait Oil Company.  WSP Holdings has also made some progress in Northern and Western Africa, particularly in Algeria and Nigeria. Most recently, 10,000 tonnes of line pipe were shipped to Algeria from the Company. WSP Holdings currently has an extensive customer base covering more than 25 countries and regions.

Management expects domestic shipments in the fourth quarter of 2009 to remain at the same level as the third quarter of 2009, due to the normal seasonal slowdown in drilling activities in Northern China during the winter months.  The Company continues to actively target customers in areas such as Xinjiang Autonomous Region, Sichuan province and Shaanxi province, which provide opportunities for sales of higher-margin, non-API products as oilfields in these areas require customized products for special drilling conditions.

Based on the contract wins and shipments to date, the management expects that the Company’s operating results in the fourth quarter will be better than the third quarter. They also expect that there will be a recovery in shipments going into 2010 if the global economic environment does not deteriorate.

WSP Holdings was included as one of the mandatory respondent companies to the United States government’s countervailing duties investigation. On September 8, 2009, a preliminary determination was issued with a rate of 24.92% assigned to WSP Holdings. Currently, countervailing duties are collected on imports of OCTG from China, but these duties may be revised or eliminated in subsequent reviews.  WSP Holdings was not classified as a mandatory respondent to the anti-dumping investigation and is participating in this case as a separate rate respondent.  The Company received a preliminary anti-dumping rate of 36.53% in November 2009.  As both of these rates are preliminary, they are subject to adjustment. The Company may revise its operational and marketing strategies based upon the final determinations in both cases, which are due in January 2010.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 a.m. ET on Tuesday, November 24, 2009 to discuss results for its fiscal quarter ended September 30, 2009.  To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866 383 7998. International callers should call +1 617 597 5329. The conference pass code is 202 709 54.

A replay of the conference call will be available from 11:00 a.m. ET on Tuesday, November 24, 2009 to Tuesday December 8, 2009.  To access the replay, call 888-286-8010. International callers should call 617-801-6888.  The conference pass code is 493 500 78.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended September 30, 2009	3 Months Ended September 30, 2008	9 Months Ended September 30, 2009	9 Months Ended September 30, 2008

Net revenues	$ 90,236	$ 282,374	$ 427,300	$ 612,783
Cost of revenues	(85,698)	(216,584)	(349,210)	(460,237)
Gross profit	4,538	65,790	78,090	152,546

Selling and marketing expenses	(2,245)	(7,361)	(12,392)	(16,088)
General and administrative expenses	(11,051)	(10,943)	(31,714)	(21,278)
Other operating income	748	741	2,134	529
(Loss) income from operations	(8,010)	48,227	36,118	115,709

Interest Income	1,909	1,825	4,920	6,447
Interest expenses	(6,271)	(6,139)	(17,271)	(17,203)
Other income	191	192	575	575
Exchange differences	174	(2,518)	98	(5,247)
(Loss) income before provision for income taxes	(12,007)	41,587	24,440	100,281

Provision for income taxes	42	(11,745)	(5,955)	(28,314)

Net (loss) income before earnings in equity investment	(11,965)	29,842	18,485	71,967
Earnings in equity investment	(48)	-	(82)
Net (loss) income	(12,013)	29,842	18,403	71,967
Net loss (income) attributable to the non-controlling interests	306	(52)	1,249	(377)
Net (loss) income attributable to WSP Holdings Limited	$ (11,707)	$ 29,790	$ 19,652	$ 71,590

Weighted average ordinary shares used in computation of earnings per share:
Basic	205,789,800	205,789,800	205,789,800	205,789,800
Diluted	205,789,800	205,789,800	205,789,800	205,789,800

(Loss) earnings Per Ordinary Share
Basic	$ (0.06)	$ 0.14	$ 0.10	$ 0.35
Diluted	$ (0.06)	$ 0.14	$ 0.10	$ 0.35

(Loss) earnings Per ADS
Basic	$ (0.11)	$ 0.29	$ 0.19	$ 0.70
Diluted	$ (0.11)	$ 0.29	$ 0.19	$ 0.70

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2009	December 31, 2008

Assets
Cash and cash equivalents	$ 83,936	$ 89,097
Restricted cash	253,491	231,988
Accounts and bills receivable, net	227,185	246,463
Other current assets	350,404	351,828
Total Current Assets	915,016	919,376

Property and equipment, net	385,859	313,936
Land use rights	33,907	32,105
Other non-current assets	68,047	45,194
Total Assets	$ 1,402,829	$ 1,310,611

Liabilities
Accounts payables	$ 156,781	$ 344,817
Borrowings due within one year	508,589	337,438
Other current liabilities	114,176	113,880
Total Current Liabilities	779,546	796,135
Borrowings due after one year	167,082	-
Other non-current liabilities	5,201	12,481
Total Liabilities	$ 951,829	$ 808,616

Total WSP Holdings Limited shareholders' equity	426,110	482,606
Non-controlling interests	24,890	19,389
Total equity	451,000	501,995
Total Liabilities and Equity	$ 1,402,829	$ 1,310,611

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